Exhibit 3.1

AMENDMENT NO. 1

TO

AMENDED AND RESTATED BY-LAWS

OF

TEXTRON INC.

October 22, 2025

Pursuant to Article XIV of the Amended and Restated By-Laws of Textron Inc. (the “By-Laws”), the Board of Directors of Textron Inc. hereby amends the By-Laws, effective as of October 22, 2025, as follows:

1.	Article III, Section 3.11 of the By-laws is hereby amended to read in full as follows:

Section 3.11. Chairman of the Board. The Board of Directors shall elect from among its members a director designated as the Chairman of the Board. The Chairman of the Board shall, when present, preside at all meetings of the Board of Directors and at all meetings of the stockholders and shall have such additional powers and shall perform such further duties as may from time to time be assigned to him or her by the Board of Directors or the Executive Committee. The Board of Directors may designate the Chairman as an Executive Chairman or a non-executive Chairman. The Executive Chairman, if one shall have been elected or appointed, shall be an executive officer of the Corporation and shall exercise such powers and perform such duties as shall be determined from time to time by the board of directors.

2.	Article VI, Section 6.01of the By-laws is hereby amended to read in full as follows:

Section 6.01. Number. The principal officers of the Corporation shall be an Executive Chairman, if applicable, a Chief Executive Officer, a President, one or more Vice Presidents (the number thereof and variations in title to be determined by the Board of Directors), a Treasurer and a Secretary. In addition, there may be such other or subordinate officers, agents and employees as may be appointed in accordance with the provisions of Section 6.03 of these By-Laws. Any two or more offices, except those of (i) Executive Chairman and Chief Executive Officer and (ii) President and Secretary, may be held by the same person.

Approved by vote of the Board of Directors of Textron Inc. at its regular meeting held on October 22, 2025.